                                  Form 10-SB

                    U.S. Securities and Exchange Commission

                            Washington, D.C. 20549

                                  Form 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            SPECTRUM VENTURES LTD.
                (Name of Small Business Issuer in its charter)

COLORADO                                                      N/A
--------                                                      ---
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)



402-625 Howe Street
-------------------
Vancouver, B.C.                                               V6C 2T6
---------------                                               -------
 (Address of principal executive offices)                    (Zip Code)

Issuer's telephone number  (604) 602-6732

                                                               OTCBB
                                                               -----
Securities to be registered under Section         Name of each exchange on which
  12(b) of the Act: Title of each class           each class is to be registered
            to be so registered                                 N/A
                   N/A



Securities to be registered under Section 12(g) of the Act:

                        Common Stock, $0.001 Par Value
                        ------------------------------
                               (Title of class)

                               (Title of class)

                                  SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                (Registration)

Date  February 23, 1999

                                  (Signature)

By    /s/ Emmanuel Aligizakis

      Emmanuel Aligizakis
      President


   Print the name and title of each signing officer under his or her signature.

                             SPECTRUM VENTURES LTD.

                                   FORM 10-SB

                               TABLE OF CONTENTS

                                                                            Page

Item 1.    Description of Business                                            1

Item 2.    Management Discussion and Analysis or Plan of Operation            3

Item 3.    Description of Property                                            4

Item 4.    Security Ownership of Certain Beneficial Owners and Management     4

Item 5.    Directors, Executive Officers, Promoters and Control Persons       4

Item 6.    Executive Compensation                                             6

Item 7.    Certain Relationships and Related Transactions                     6

Item 8.    Legal Proceedings                                                  7

Item 9.    Market for Common Stock and Related Stockholder Matters            7

Item 10.   Recent Sales of Unregistered Securities                            7

Item 11.   Description of Securities                                          7

Item 12.   Indemnification of Directors and Officers                          8

Item 13.   Financial Statements                                               8

Item 14.   Changes In and Disagreements With Accountants on Accounting and
           Financial Disclosure                                               8

Item 15.   Financial Statements and Exhibits                                  8

ITEM 1  DESCRIPTION OF BUSINESS

Spectrum Ventures Ltd.(the" Company") is a development stage company formed under the laws of the State of Colorado in March 1998. The company has not generated any revenues from operations to date. From the date of inception, the company has been organizing its affairs to becoming a publicly trading entity on the NASDAQ OTCBB.

The issuer's specific business plan was to look at opportunities that had combinations of the following;
- cash flow (immediately or in the very short term of business plan implementation)
-    asset acquisition and/or development due to business plan implementation
-    ability to self finance after initial injection of funding
-    exploit niche markets that would achieve a significant market share
-    have current sales or contracts in place
- have proprietary technology, systems or knowledge that will be the foundation for high-growth, high-margin businesses
In September of 1998, the issuer bought Rhodes Wines & Spirits Imports Ltd.(Rhodes). The acquisition of Rhodes met the majority of the above criteria in that the purchase price ($20,000 US) was mainly asset and inventory based; The company would only require funding to purchase additional inventory and any further growth and expenses would be from the sales of inventory; The acquisition's business plans calls for the exploitation of unique packaging formats that will expand current product lines and offer greater bottom line margins to the company; Rhodes had current product lines already established but was deficient in marketing funds; Definite niche markets exist that require marketing funds for exploitation and which can be partly funded from projected cash flows.

Rhodes is a private corporation formed under the laws of the Province of British Columbia in 1981 and is in the business of importing and exporting wines, spirits and specialty beers. Rhodes products are currently being supplied from vintners in Greece, Italy and France and are being sold in British Columbia (nine product lines) and Alberta (over fifty product lines). In Canada, products are distributed through government registered liquor outlets. Negotiations are also under way for product distribution into the States of Washington, California and Florida.

In September 1998, the Company completed its initial private offering in British Columbia selling a total of 5,307,000 common shares for total proceeds of $114,250 US.

On September 2, 1996, the Government of Alberta announced that the Alberta Liquor Control Board (ALCB) would close all of its retail liquor stores and private outlets were to become the only retailers of liquor in the province. This announcement has now been carried out and the private distribution system is in effect. The ALCB will act as a wholesaler and will carry products requested by the Agents. Consequently any registered agent will have to market directly to the private liquor stores to encourage them to carry the company's products. Agents will also be responsible for addressing quality control issues with the retailers.
In essence, the role of the ALCB will be to house, at a cost to the agent, and ship products demanded by the private retail distribution system. It is our understanding that the ALCB will not in any way influence the products to be carried by the private retailers.

The Company will list in any product, any size from any part of the world; that is considered to be a fast consumption product. Alberta will be the base of operations. From there it is anticipated that all products will be exposed across Canada through Government Liquor Control Boards, and in U.S.A through major/multinational Liquor Distributors.

It is also anticipated that Rhodes will also be the first company to introduce into the Canadian wine market the 16L boxes/kegs coming directly from the source (Europe). It is believed that only in this size of packaging can one achieve unbeatable competitive advantages in pricing and profitability.

There was a time imported products could not enter Canadian Liquor Boards in sizes larger than 1L or 1.5L bottles. Products in 16L packaging were allowed to enter Canada on the condition that it was to be re-packaged by a local/domestic wine producer/manufacturer.
The 16L carton-boxes and the 16L plastic liners are only manufactured in three countries in the whole world, Canada, U.S.A. and Australia.
In Europe, the 16L packaging is a non-existing concept. Rhodes anticipates introducing this packaging in the European market in an attempt to capture a bigger share of their market.

Rhodes was incorporated in 1981 in the Province of British Columbia.
The Company remained largely inactive until 1986 when the owner, Mr. Dimitrios Savvis started importing Greek wines and spirits into the British Columbia market.

While the Company has remained small and until recently was primarily serving the thriving Greek community, there has been steady growth. The Company now has nine listings with the British Columbia Liquor Board (BCLB). Mr. Savvis has been actively promoting the Company over the past eighteen months and is now in a position to take on more products for distribution. To that end, Rhodes has entered into representation agreements with Greek, Spanish, German and Italian producers.

Rhodes plans to aggressively grow in the Alberta market. A starting point will be the introduction of the products now listed in British Columbia. As these products gain market share and as other products become available for distribution, they will be added. These products will complement our existing ones and will provide the Company an opportunity to appeal to a wider audience.

There are two distinct market segments that the Company intends to pursue:

          .    Home Consumption
          .    Licensed Premises

The home consumption market is highly competitive, but highly fragmented as well. According to Liquor Board statistics, wine purchases for home consumption continues to increase, in stark contrast to other segments of the market.

The other major market is sales to licensed premises. This market is highly fragmented. Rhodes has concentrated on the Greek community in British Columbia. However, with the expansion of product lines, we will be concentrating our promotional efforts in North America in many different communities.
Rhodes intends to sell its products through direct and indirect sales organizations implementing a number of marketing programs, including direct mail campaigns, advertising through the internet and trade publications, distributor incentive programs in the U.S. and volume purchase agreements.

Rhodes carries six different wines, a line of beer, as well as brandy and ouzo liquor. They are sole distributors for these products in North America.

ITEM 2  MANAGEMENT DISCUSSION and ANALYSIS or PLAN of OPERATION

The following discussion should be read in conjunction with the financial statements and accompanying notes included elsewhere in this registration statement.

Spectrum Ventures Ltd. (the Company) was incorporated in the State of Colorado in March 1998 and commenced its search for viable business ventures immediately thereafter. In September 1998, Rhodes Wines & Spirits Imports Ltd. (Rhodes) was acquired (see attached Share Purchase Agreement).
The Company is a development stage entity with activities focused on business planning, product research and marketing. The plan of Spectrum Ventures Ltd. is to provide exclusive services to Rhodes to develop and expand its current client base as well as having available resources to pursue proprietary packaging systems to further increase the bottom line on the current product lines.

During fiscal 1998, the Company provided financial resources to Rhodes, enabling Rhodes the opportunity to negotiate the acquisition of additional inventory as well as place orders for the 16L packaging.

The Company was able to finance its operations for fiscal 1998 through the issuance of 5,307,000 of its common shares for proceeds of $114,250 US. After taking into account operating expenses and start up costs, the Company showed a consolidated deficit of ($52,776) as at fiscal year end.

In addition to funds on hand as at December 31,1998, of $32,316, the Company has potential revenues from existing inventory as well as receivables of $23,767.

Fixed overheads for the Company are minimal and management is of the belief ongoing operations for the Company can be adequately maintained from current operations. Without financial pressures of cash draining fixed expenses, growth and expansion will be funded through internally generated cash flow from sales of product.

ITEM 3  DESCRIPTION OF PROPERTY

The Company is currently leasing 500 square feet of office space at:
     402-625 Howe Street
     Vancouver, British Columbia, Canada
     V6C 2T6
Telephone number is (604) 602-6732
Fax number is (604) 602-6619
The lease rate is $500.00 US per month and is sufficient to carry on the day to day activities.
The lease is month to month.
Rhodes also shares the same facilities.


ITEM 4  SECURITY OWNERSHIP OF CERTAIN BENIFICIAL OWNERS AND MANAGEMENT

The table below sets forth information, as of December 31,1998, with respect to beneficial ownership of the Company's Common Stock by each person known by the Company to be the beneficial owner of more than 5% of its outstanding Common Stock, by each director of the Company, by each named Executive Officer and by all officers and directors of the Company as a group. Unless otherwise noted, each shareholder has sole investment and voting power over the shares owned.

Name and Address              Type of        Number of      Percent of Class
Of Beneficial Owner           Ownership      Shares
----------------------------------------------------------------------------
Emmanuel Aligizakis           Record and     2,000,000      37.7%
509 Tempe Cres                Beneficial
N.Vancouver, B.C.
V7N 1E7
----------------------------------------------------------------------------
Officers & Directors          Record and     2,424,000      45.7%
As a Group (4 persons)        Beneficial
----------------------------------------------------------------------------


ITEM 5  DIRECTORS,EXECUTIVE OFFICERS,PROMOTERS AND CONTROL PERSONS

Following are the names of the directors and officers of the Company:

Mr. Emmanuel Aligizakis, age 51,President and Director
For the past ten years, Mr. Aligizakis has been in the financial services industry as an Account Executive assisting numerous start up ventures and small corporations in acquiring venture capital. He has been lead underwriter on numerous financings.

Mr. Dimitrios Savvis, age 51, Director
Mr. Savvis has been the president of Rhodes Wines and Spirits Imports Ltd. for the past sixteen years. He has his Diploma of Technology from the British Columbia Institute of Technology.

Mr. Salvatore Palidda, age 52, Director
Mr. Palidda has been the Program Director for the Committee for Italian Language Instructions for the past eighteen years as well as a school board trustee for five years. He also has his Masters Degree in Modem Languages, a B.A. Honours in Italian and a degree in teaching second languages.

Mr. Harvey Lawson, age 50, Director/Secretary
Mr. Lawson is currently an Account Executive in the financial services industry. He is currently sitting as a director of Regeena Resources Ltd. (since 06/98) as well as being on the board of SRR Mercantile Ltd. (since 08/98). (Both these companies are Vancouver Stock Exchange listed).

The current Board of Directors have all been in their present capacities with the Company since September 1998 and will be there till the next annual general meeting or till such time that they choose to resign. All terms to the Board are for a maximum one year period and must be renewed annually at the Company's annual meeting.

The Company's management team is comprised of members of the Board of Directors and is assisted at this time by independently engaged consultants in the areas of finance, marketing and administration. It is contemplated that additional management will be hired as the Company commences its project development activities.

All officers and directors will be reimbursed for any expenses incurred on behalf of the Company. Directors will be reimbursed for expenses pertaining to attendance at meetings, including travel, lodging and meals. It is contemplated that additional management will be hired as the Company commences its project development activities and that any salaries paid these individuals will be consistent with the salaries of others in similar positions in the industry.

None of the directors, officers or other members of management of the issuer have, within the last five years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

The following sets forth, as of the date of this Memorandum, the number and percentage of shares of Common Stock owned of record and beneficially by persons or firms that own more than five percent (5%) of the Company's outstanding Common Stock:

Emmanuel Aligizakis 2,000,000 Common Shares purchased for $0.001 for proceeds to the company of $2,000.00. If the total Offering is subscribed for in this Offering Memorandum, Mr. Aligizakis will control 33.33% of the issued and outstanding shares of the Corporation.

ITEM 6  EXECUTIVE COMPENSATION

Particulars of compensation paid to Emmanuel Aligizakis, who acts as the Company President, for the period from the date of incorporation (March 98) to the end of the most recently completed financial year end December 31,1998, are set out in the summary compensation table below:

                           Summary Compensation Table
                           --------------------------

                      (As at year ended December 31,1998)
--------------------------------------------------------------------------------
                              ANNUAL  COMPENSATION                  Long Term
                                                                    ------------
                                                                    Compensation
                                                                    ------------
                                                                    Securities
                                                                    Underlying
                                                                    Options/
Name and Principal            Salary      Bonus   Other             SARS
Position            Year      $           $       Compensation      Granted
--------------------------------------------------------------------------------
E. Aligizakis       1998      10,000(1)   0       0                 0
President
--------------------------------------------------------------------------------

(1) Mr. Aligizakis began drawing a management salary of $2,500 per month in September of 1998 pursuant to a management agreement dated September 1,1998 with the Company.

The Company has no Long Term Incentive Plan and made no awards under any such plan in the period from the date of incorporation to December 31,1998.

The Company has not set out any options nor any SARS from the date of incorporation to December 31,1998.

No insiders and promoters of the Company, or any associates or affiliates of the foregoing, have an interest in any material transactions in which the Company has participated or intends to participate at this time, save and except that Mr. Aligizakis receives a monthly payment of $2,500 for management fees.

Except for the management fee paid to Mr. Aligizakis, no other compensation is proposed to be paid to any other individual or entity.

ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no reportable events under this item.

ITEM 8  LEGAL PROCEEDINGS

The Officers and Directors of the Company certify that to the best of their knowledge, neither the Company nor any of its officers and directors are parties to any legal proceeding or litigation. Further, the officers and directors know of no threatened or contemplated legal proceedings or litigation. None of the Officers and Directors have been convicted of a felony or none have been convicted of a felony or none have been convicted of any criminal offense, felony and misdemeanor relating to securities or performance in corporate office. To the best of the knowledge of the Officers and Directors, no investigations of felonies, misfeasance in office or securities investigations are either pending or threatened at the present time.

ITEM 9  MARKET FOR COMMON EQUITY and RELATED STOCKHOLDER MATTERS

There is currently no public market for the Common stock of the Company.

As of December 31,1998, there were 5,307,000 shares of Common stock outstanding, held by 49 shareholders of record. The shares of the directors, officers and principle shareholders totalling 2,424,000 of the Company are considered restricted and allowed for release under Rule 144. The remaining 2,883,000 shares were issued under Regulation 504 and are considered free trading

To date the Company has not paid any dividends on its Common stock and does not expect to declare or pay any dividends on such common stock in the foreseeable future. Payment of any dividends will be dependent upon future earnings, if any, the financial condition of the Company, and other factors as deemed relevant by the Company's Board of Directors.

The Company has not granted any shares under options.

ITEM 10  RECENT SALES OF UNREGISTERED SECURITIES

Since the Company was incorporated in March 1998, there have been 5,307,000 shares of

Common Stock sold to 49 shareholders for total cash proceeds of $114,250 US. All of these shares were sold to friends and acquaintances of the Company's Officers and Directors in September 1998 under Rule 504 of Regulation D. No underwriting fees or commissions were paid in connection with this offering.


ITEM 11  DESCRIPTION OF SECURITIES

The Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $0.001. The holders of the shares are entitled to vote at all meetings of the shareholders, to receive dividends if, as and when declared by the directors, and to participate ratably in any distribution of property or assets on the liquidation, winding up or dissolution of the Company.

Holders are entitled to one vote for each share owned. The shares have no preemptive or
conversion rights. As of December 31,1998,    5,307,000 shares have been issued
and are outstanding.

ITEM 12   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporation shall indemnify, to the maximum extent permitted by Colorado law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The corporation shall further have the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.

Limitation on Director's Liability. No director of this corporation shall have any personal liability for monetary damages to the corporation or its shareholders for breach of his fiduciary duty as a director, except that this provision shall not eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for any breach, act, omission or transaction as to which the Colorado Business Corporation Act (as in effect from time to time) prohibits expressly the elimination or limitation of liability. Nothing contained herein will be construed to deprive any director of his right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

ITEM 13   FINANCIAL STATEMENTS

ITEM 14 CHANGES IN and DISAGREEMENTS WITH ACCOUNTANTS on ACCOUNTING and FINANCIAL DISCLOSURES

Since the Company was incorporated in March 1998, there have been no disagreements with the accountants on any matters of accounting.

ITEM 15   FINANCIAL STATEMENTS and EXHIBITS

Independent Auditors Report of Minni, Bella & CO.

Financial Statements
     Consolidated Balance Sheet
     Consolidated Statement of Loss and Deficit
     Consolidated Statement of Cash Flows

                            SPECTRUM VENTURES LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

                          (Expressed in U.S. Dollars)










AUDITORS' REPORT

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      [LETTERHEAD OF MINNI, BELLA & CO.]

                               AUDITORS' REPORT


To the Directors
Spectrum Ventures Ltd.



We have audited the consolidated balance sheet of SPECTRUM VENTURES LTD. as at December 31, 1998 and the consolidated statements of loss, deficit and cash flows for the period from March 23, 1998 (Date of Incorporation) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and changes in cash flows for the period then ended in accordance with generally accepted accounting principles.




                                                   MINNI, BELLA & CO.
                                                   CERTIFIED GENERAL ACCOUNTANTS


Vancouver, B.C.
January 23, 1999

                            SPECTRUM VENTURES LTD.

               CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 1998

                          (Expressed in U.S. Dollars)

                                    ASSETS
                                    ------

                            Spectrum    Rhodes Wines
                            Ventures      & Spirits                 Consolidated
                              Ltd.      Imports Ltd.  Adjustments   Amounts
                            --------    ------------  -----------   ------------
CURRENT
  Cash                       $  31,357   $     959      $      -     $  32,316
  Accounts receivable                -      23,767             -        23,767
  Loan receivable                1,000           -             -         1,000
  Deposits                           -         132             -           132
  Inventory                          -       9,101             -         9,101
  Investment in Rhodes
    Wines & Spirits Imports
    Ltd. (Note 3)               20,000           -        (20,000)           -
                              --------    --------       ---------    --------
                                52,357      33,959        (20,000)      66,316

DUE BY RELATED PARTIES          22,870           -        (22,649)         221

CAPITAL ASSETS (NOTE 2)              -       1,860              -        1,860
                              --------    --------       --------     --------

                             $  75,227   $  35,819      $ (42,649)   $  68,397
                             =========   =========      ==========   =========

                                  LIABILITIES
                                  -----------

CURRENT
  Accounts Payable           $   2,996   $   3,927      $       -    $   6,923

DUE TO RELATED PARTIES               -     143,683        (143,683)          -
                              --------    --------       ----------   --------
                                 2,996     147,610        (143,683)      6,923
                              ========    ========       ==========   ========

                             SHAREHOLDERS' EQUITY
                             --------------------

SHARE CAPITAL (Note 4)         114,250            1              (1)    114,250

DEFICIT                        (42,019)    (111,792)        101,035     (52,776)
                              ---------    ---------       --------    ---------
                                72,231     (111,791)        101,034      61,474
                              --------     ---------       --------    ---------

                             $  75,227    $  35,819       $ (42,649)  $  68,397
                             =========    =========       ==========  =========


  The accompanying notes are an integral part of these financial statements.

                            SPECTRUM VENTURES LTD.

                  CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

  FOR THE PERIOD MARCH 23, 1998 (DATE OF INCORPORATION) TO DECEMBER 31, 1998

                          (Expressed in U.S. Dollars)

                                            Spectrum          Rhodes Wines
                                            Ventures           & Spirits                                Consolidated
                                              Ltd.            Imports Ltd.          Adjustments            Amount
                                            --------          ------------          -----------         ------------
SALES                                      $      -              $  3,869             $  2,145              $  1,724

COST OF SALES                                     -                 4,053               (1,398)                2,655
                                           --------              --------             --------              --------
GROSS LOSS                                        -                  (184)                 747                  (931)
                                           --------              --------             --------              --------

EXPENSES
   Advertising and promotion                    316                 2,151               (1,518)                  949
   Amortization                                   -                   465                 (310)                  155
   Auto                                           -                   733                 (473)                  260
   Bad debt                                       -                 8,533               (1,266)                7,267
   Bank charges                                  56                   619                 (581)                   94
   Business plan                             12,052                     -                    -                12,052
   Consulting fees                           10,000                     -                    -                10,000
   Foreign exchange difference                  (68)                   30                   (4)                  (42)
   Licenses and fees                              -                    83                  (83)                    -
   Office and miscellaneous                   1,044                   885                 (645)                1,284
   Professional fees                          5,845                   667                 (667)                5,845
   Rent                                      10,400                   410                    -                10,810
   Telephone                                    597                 2,128               (1,331)                1,394
   Transfer agent                             1,777                     -                    -                 1,777
                                           --------              --------             --------              --------
                                             42,019                16,704               (6,878)               51,845
                                           --------              --------             --------              --------

   NET LOSS FOR THE PERIOD                  (42,019)              (16,888)               6,131               (52,776)

   DEFICIT, BEGINNING OF PERIOD                   -               (94,904)              94,904                     -
                                           --------             ---------             --------              --------

   DEFICIT, END OF PERIOD                  $(42,019)            $(111,792)            $101,035              $(52,776)
                                           ========             =========             ========              ========




  The accompanying notes are an integral part of these financial statements.

                            SPECTRUM VENTURES LTD.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

  FOR THE PERIOD MARCH 23, 1998 (DATE OF INCORPORATION) TO DECEMBER 31, 1998

                          (Expressed in U.S. Dollars)

OPERATING ACTIVITIES
     Net loss for the period                            $  (52,776)
     Add items not involving cash:
         Amortization                                          155
     Cash provided (used) by net
         changes in non-cash
         working capital items
         (net of effects of acquisition
         of subsidiary)
                                                            (9,313)
                                                          --------
                                                           (61,934)
                                                          --------
FINANCING ACTIVITIES
     Issuance of shares                                    114,250
                                                          --------
INVESTING ACTIVITIES
     Acquisition of subsidiary                             (20,000)
                                                          --------

INCREASE IN CASH                                            32,316

CASH, BEGINNING OF PERIOD                                        -
                                                          --------
CASH, END OF PERIOD                                       $ 32,316
                                                          ========

   The accompanying notes are an integral part of these financial statements.

                            SPECTRUM VENTURES LTD.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

                          (Expressed in U.S. Dollars)


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


      a)    Principles of Consolidation
            ---------------------------

            These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Rhodes Wines & Spirits Imports Ltd.


      b)    Inventory
            ---------

            Inventory is valued at the lower of cost and net realizable value.


      c)    Amortization
            ------------

            Capital assets are recorded at cost. Annual rates of amortization are as follows:

                    Furniture & fixture    -   20% declining balance
                    Equipment              -   20% declining balance
                    Vehicle                -   20% declining balance


      d)    Foreign Currency Translation
            ----------------------------

            Monetary assets and liabilities expressed in foreign currency are transacted at rate of exchange in effect at the end of the period. Revenue and expenses items are translated at the average rate for the period. Exchange gains and losses arising from the translation are included in the operations.


 2.   CAPITAL ASSETS

                                                    Accumulated    Unamort.
                                          Cost      Amortization     Cost
                                          ----      ------------   --------
Furniture                               $  1,000    $      590    $   410
Office & Fixture equipment                 1,667           984        683
Vehicle                                    1,666           899        767
                                        --------    ----------    -------
                                        $  4,333    $    2,473    $ 1,860
                                        --------    ----------    -------

SPECTRUM VENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998
(Expressed in U.S. Dollars)                                              Page 2



3.      ACQUISITION OF RHODES WINES & SPIRITS IMPORTS LTD.

        By agreement dated September 1, 1998, the Company acquired 100 common shares, representing 100% of the issued and outstanding shares, of Rhodes Wines & Spirits Imports Ltd. for $20,000.

4.      SHARE CAPITAL

        a)      Authorized
                -----------
                100,000,000 Common shares, $0.001 par value per share.

        b)      Issued and Paid Up
                ------------------

                                       Number of
                                         Shares               Amount
                                       ---------              ------
Issued for cash                        5,307,000             $114,250
                                                             ========

5.      RELATED PARTY TRANSACTIONS

        During the period ended December 31, 1998 the Company paid $10,000 to a director for consulting fees.

        During the period ended December 31, 1998 the Company paid $1,400 to a director for office rent and administration services.

6.      INCORPORATION

        The Company was incorporated on March 23, 1998 under the laws of the State of Colorado.

PART III

INDEX TO EXHIBITS

2.1 Share Purchase Agreement between Rhodes Wines & Spirits Imports Ltd. and Spectrum Ventures Ltd.

3.1  Articles of Incorporation of Spectrum Ventures Ltd.

3.2  Bylaws of Spectrum Ventures Ltd.

4.1  Speciman Share Certificate

10.1 Consulting Agreement between Emmanuel Aligizakis and Spectrum Ventures Ltd.

27.1 Financial Data Schedule